UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces First Quarter 2020 Results for Production and Volume Sold per Metal

LIMA, Peru--(BUSINESS WIRE)--April 28, 2020--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 1Q20 results for production and volume sold.

1Q20 Production per Metal (100% Basis)

Gold (Oz.)	January	February	March	1Q	Type of Proccesing Plant
Orcopampa	3,992	4,129	40	8,160	Flotation
Tambomayo	5,111	7,067	2,371	14,549	Flotation
La Zanja	614	1,750	932	3,297	Heap leaching
Tantahuatay	10,095	6,679	5,719	22,493	Heap leaching
Yanacocha	45,520	35,326	40,956	121,802	Heap leaching
El Brocal	1,570	1,476	1,008	4,054	Flotation

Silver (Oz.)	January	February	March	1Q	Type of Proccesing Plant
Uchucchacua	773,878	767,022	415,563	1,956,463	Flotation
El Brocal	221,958	267,914	188,195	678,067	Flotation
Tambomayo	132,079	200,105	53,347	385,532	Flotation
Julcani	217,316	219,535	113,700	550,552	Flotation

Lead (MT)	January	February	March	1Q	Type of Proccesing Plant
El Brocal	1,535	2,579	1,346	5,460	Flotation
Uchucchacua	1,044	814	414	2,273	Flotation
Tambomayo	543	443	208	1,194	Flotation
Julcani	54	59	36	149	Flotation

Zinc (MT)	January	February	March	1Q	Type of Proccesing Plant
El Brocal	5,089	5,692	4,277	15,058	Flotation
Uchucchacua	1,179	861	320	2,360	Flotation
Tambomayo	609	461	197	1,267	Flotation

Copper (MT)	January	February	March	1Q	Type of Proccesing Plant
Cerro Verde	39,195	31,497	21,519	92,211	Flotation
El Brocal	3,415	3,053	2,654	9,122	Flotation

Additional Comments

  Peru’s state of emergency and related mandated lockdown began on March 16, 2020.
  As was announced on March 30, 2020, Buenaventura has suspended the full year 2020 guidance provided at the Company’s March 9, 2020 Investor Day.
  The Company expects to provide updated guidance on May 18, 2020 with the release of its 1Q20 Financial Results.
  Buenaventura’s enhanced mine plan will target high-grade areas while maintaining a focus on exploration and cost reduction, once the Company’s mines resume production.
  Mineral at Orcopampa is treated during the last two weeks of the month, aligned with the mine’s working protocol. No mineral was therefore treated during the month of March.
  The Uchucchacua mine plan is designed to ramp-up production to exploit high-grade areas starting the second quarter of 2020.

1Q20 Payable Volume sold per Metal (100% basis)

1Q20 (Actual)
Gold (Oz.)
Orcopampa	9,016
Tambomayo	5,286
La Zanja	3,295
Tantahuatay	23,978
El Brocal	2,639

Silver (Oz.)
Uchucchacua	1,880,330
El Brocal	466,365
Tambomayo	110,661
Julcani	514,114

Lead (MT)
El Brocal	5,145
Uchucchacua	1,972
Tambomayo	282
Julcani	95

Zinc (MT)
El Brocal	12,438
Uchucchacua	1,874
Tambomayo	992

Copper (MT)
El Brocal	8,458

Realized Metal Prices*

Gold (Oz)	1,692
Silver (Oz)	17.16
Lead (MT)	1,653
Zinc (MT)	1,824
Copper (MT)	5,536

*Buenaventura consolidated figures

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua* , Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation & Sumitomo Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc., Sumitomo Corporation & Sumitomo Metals).

For a printed version of the Company’s 201* Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site. (*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima: Leandro García, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: April 28, 2020